P. O. BOX 7231

St. Louis, MO  63177-1231

Matthew W. Geekie

Senior Vice President, Secretary & General Counsel

Phone314-573-9200
Direct314-573-9278

Fax314-573-9445

EmailMatthew.Geekie@graybar.com

October 29, 2024

VIA EDGAR AND TELECOPIER (202-772-9367) Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549 Attention: Jenna Hough
RE:Graybar Electric Company, Inc. and Voting Trustees under Voting Trust Agreement Registration Statement on Form S-1 (Registration No. 333-281712)
Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Graybar Electric Company, Inc. and the Voting Trustees under the Voting Trust Agreement, dated as of March 3, 2017, relating to Common Stock issued by Graybar Electric Company, Inc. hereby request acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 9:00 a.m. EDT on November 1,  2024, or as soon thereafter as practicable.

Please call James R. Levey at (314) 573-9245, Robert J. Endicott at (314) 259-2447, or me at (314) 573-9278, if you have any questions or comments.  Thanks for your continued assistance.

Sincerely,

GRAYBAR ELECTRIC COMPANY, INC.

By:/s/ Matthew W. Geekie

M. W. Geekie, Senior Vice President, Secretary and General Counsel

34 NORTH MERAMEC AVENUE, CLAYTON, MISSOURI 63105-3882

www.graybar.com

VOTING TRUSTEES

/s/ K. M. Mazzarella

K. M. Mazzarella

/s/ D. A. Bender

D. A. Bender

/s/ R. H. Harvey

R. H. Harvey

/s/ W. P. Mansfield

W. P. Mansfield